Exhibit 99.1
Cascades Inc. Announces Proposed Private Offering of US$300 Million Senior Notes Due 2017 and Cdn$150 Million Senior Notes due 2016
KINGSEY FALLS, QUEBEC, CANADA, November 18, 2009—Cascades Inc. (CAS on the Toronto Stock Exchange) announced today that it intends, subject to market and other conditions, to offer US$300 million aggregate principal amount of senior notes due 2017 and Cdn$150 million aggregate principal amount of senior notes due 2016 (collectively, the “Notes”) in a private offering that is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) and from the prospectus requirements under the relevant Canadian securities legislation. It is expected that the Notes will be guaranteed by Cascades’ existing and future U.S. and Canadian restricted subsidiaries on a senior unsecured basis. The Notes will not be guaranteed by the Company’s subsidiaries outside Canada and the United States or by any of the Company’s joint ventures, minority investments or unrestricted subsidiaries.
The Company intends to use the gross proceeds from the offering of the Notes to fund the purchase by Cascades Tenderco Inc., a newly formed wholly owned subsidiary of the Company pursuant to its previously announced tender offer, of up to US$400 million of the Company’s outstanding senior notes maturing in 2013. The Company will use any remaining proceeds of the offering to pay fees and expenses in connection with the offering of the Notes and the tender offer and otherwise for general corporate purposes, which may include the repayment of other indebtedness, including indebtedness outstanding under the revolving portion of its credit agreement.
The Notes and related guarantees are being offered only to qualified institutional buyers in reliance on the exemption from registration set forth in Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in reliance on the exemption from registration set forth in Regulation S under the Securities Act and upon reliance on the accredited investor exemption in Canada. The Notes and the related guarantees have not been registered under the Securities Act, or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States or Canada without registration or an applicable exemption from the Securities Act or applicable Canadian securities legislation.
This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sales of securities mentioned in this press release in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
Certain statements in this release are forward-looking statements (as such term is defined under applicable securities law, including the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s filings with the Securities and Exchange Commission and the Canadian Securities Administrator.

For further information:
Didier Filion,
Director, Investor Relations
Cascades
514-282-2697
Source:
Christian Dubé
Vice-President and Chief Financial Officer